

May 11, 2007

Mr. William F. Denson, III, Esq.
Vice President and Secretary
Virginia Holdco, Inc.
c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

> **Re:** **Virginia Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 12, 2007**
> **File No. 333-142060**
>
> **Vulcan Materials Company**
> **Form 10-K for the Fiscal Year End December 31, 2006**
> **Filed February 26, 2007**
> **File No. 01-04033**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 1, 2007**

Dear Mr. Denson:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   Please provide audited financial statements of the registrant, Virginia Holdco, Inc., to fulfill the financial statement requirements of the registrant. Refer to Rule

3-01(a) of Regulation S-X.

Background of the Mergers, page 25

2.   Provide a more detailed description of the merger background. For instance,
        identify each meeting that occurred and the participants, the topic discussed, and a
        description as to the substance of those discussions of that meeting. Also, please:

        •   specify the details of any proposals made by other potential merger parties and
            why they were unfavorable,

        •   provide a brief description of the types of "questions" asked during meetings
            or discussions with any financial advisors,

        •   clarify the nature of any material, non-public information provided to third
            parties during these negotiations and provide us with copies of such,

        •   Avoid stating "among other things" when describing what was discussed at a
            particular meeting, and focus on disclosing all material topics.

        The above examples and additional comments which follow on specific meetings
        should not be viewed as exhaustive on this matter.

3.   Describe in necessary detail in the background of the merger section any and all
        prior affiliations among Florida Rock or its affiliates and Vulcan or its affiliates,
        including officers, directors and five percent shareholders. See Items 1005(b) and
        1011(a)(1) of Regulation M-A. We may have additional comments.

4.   If referred to in the proxy statement / prospectus, please describe in necessary
        detail every report, opinion or appraisal materially related to the transaction,
        written or oral, that the companies or their boards received from any third party.
        Please provide us with copies of these materials, including, for example, any
        written materials furnished in connection with an oral presentation. Among other
        items, the materials could include analyses, talking papers, drafts, summaries or
        outlines. This would also include preliminary and final reports. Refer to Item
        4(b) of Form S-4 and Item 1015(b) of Regulation M-A. As appropriate, rather
        than summarizing each report, you may indicate that there were no material
        differences between the oral and written versions of a fairness opinion, for
        example.

5.   We note that over the past several years, representatives of Florida Rock and
        Vulcan informally discussed a number of potential transactions between the two
        companies, including the possibility of a business combination. Please provide
        further details regarding these discussions. For instance, briefly describe the

types of transactions considered and why they were rejected. Also, discuss how the representatives of Florida Rock and Vulcan first became aware of each other.

Further, in this regard, describe the potential transactions for which Goldman Sachs & Co. provided pro-forma analyses to Vulcan's management in late October 2006.

6.   Briefly discuss here the more significant assumptions and limitations set forth in Lazard's fairness opinion and provide a cross-reference to where a more detailed discussion may be found.

7.   Further discuss the substance and timing of all material offers and counteroffers during the course of the negotiations with Forest. For example, address the negotiation of the following items:

- the type and amount of merger consideration;
- the transaction structure;
- the deal protection provisions;
- the ancillary shareholder and voting agreements;
- the exchange ratio; and
- the final percentage each company's stockholders would own post-merger.

8.   Summarize in the proxy statement / prospectus all material non-public information, including projections and potential synergies, exchanged among and relied upon by the parties. Also provide us with copies of the materials exchanged.

9.   If the Board considered implementing any procedural or other safeguards due to the stock ownership and potential conflicts of Mr. Baker and others, describe why the Board decided against implementing them. For example, if the Board decided against forming a special committee of independent directors, briefly explain why.

Opinion of Florida Rock's Financial Advisor, page 32

10.   Disclose the estimated aggregate compensation the advisor will receive in connection with the current transaction, and disclose how much is contingent on the merger. Similarly, provide detailed disclosure, including quantification, relating to any past or future contemplated material relationships between the advisor and either party. Refer to Item 1015(b)(4) of Regulation M-A.

11.   Please include a comprehensive table at the beginning of the financial advisor's opinion section that compares the instant transaction values -- multiples, percentages, per share or dollar values -- with the range developed by each

material valuation methodology employed by Lazard in reaching its fairness conclusion.

12.   Please provide us with a copy of the engagement letter, as well as the board books and any materials the advisor provided to Florida Rock.

13.   We note that you refer the reader to the full text of Lazard's written opinion for, among other things, the procedures followed and limitations on the review undertaken. Item 1015(b)(6) of Regulation M-A sets forth the minimum requirements for the summary, including a discussion of the procedures followed and any limitations on the scope of the review undertaken. Therefore, it is inappropriate to refer the reader to the text of the opinion for any of the required items. Please revise accordingly.

14.   Disclose whether Florida Rock will obtain an updated fairness opinion in the event that any of the material assumptions are no longer accurate. For example, with regard to forecasts, there likely will be additional historical financial information available prior to the time the Form S-4 is declared effective.

15.   Please explain in more detail how the comparable companies used in the Florida Rock analysis were chosen. For example, it appears that "diversified companies" and "cement companies" are two different types of company, since the latter is in a specific business and may not be "diversified." As such, how can both types be "comparable" to Florida Rock? Please disclose any other attributes that make the chosen companies comparable to Florida Rock. If any companies fit the attributes you chose and were not included in the comparables analysis, disclose these and the reason for their exclusion.

Holdco Unaudited Pro Forma Condensed Combined Financial Statements, page 69

General

16.   Please provide pro forma reserve information that presents the estimated aggregates reserve life data by company and in total, with a breakdown by geographical region, similar to that provided on page G-7 for Vulcan. Refer to the requirement to provide pro forma reserve information as contemplated by Question 6 of SAB Topic 2:D.

17.   We note your disclosure that "For purposes of these unaudited pro forma condensed combined financial statements, we have assumed that Vulcan's common stock price is $113.97, which represents the average of the closing share prices, adjusted for dividends, for Vulcan's common stock during the four trading days from February 15, 2007 through February 21, 2007, centered on the day the transaction was announced." Please confirm whether or not the share price was

set at the transaction date of the merger agreement or otherwise advise. Refer to SFAS 141, paragraphs 22 and B98.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 71

18.   Please update your pro forma balance sheet to present the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 of Regulation S-X as contemplated by Rule 11-02(c)(1) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statement of Earnings, page 72

19.   Please update your pro forma statement of earnings to present the most recent fiscal year and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required as contemplated by Rule 11-02(c)(2)(i) of Regulation S-X.

3. Pro Forma Adjustments, page 75

20.   We note your disclosure in footnotes 3(a) and 3(h) that you are recording tax benefits associated with stock options and tax effects associated with fair value adjustments. Please confirm, if true, that the tax rate you used represents the statutory rate in effect during the periods for which pro forma information is presented or otherwise advise.

21.   We note from your disclosure in footnote 3(g) that you anticipate arranging approximately $4 billion of new financing in connection with the mergers and that you have assumed approximately $3.3 billion for purposes of these pro forma statements. Please expand your disclosure to explain why you assume only $3.3 billion for pro forma presentation.

22.   Your disclosure in footnote 3(l) indicates that the adjustment also "includes eliminating the effects of increases to the LIFO reserve, which results in a decrease to cost of goods sold of $2.6 million." Please provide more informative disclosure to explain the nature of this adjustment and tell us why you believe this adjustment is directly attributable to the transaction, expected to have a continuing impact on the registrant, and factually supportable under Rule 11-02(b)(6) of Regulation S-X.

23.   We note your adjustment described in footnote 3(m) to "eliminate gains on sales of real estate as a result of the adjustment on such property to fair value as of the date of acquisition." Please tell us why you believe this adjustment is directly attributable to the transaction, expected to have a continuing impact on the registrant, and factually supportable under Rule 11-02(b)(6) of Regulation S-X.

Comparison of Shareholder Rights, page 79

24.   We note your disclosure that "the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that may be equally important do not exist." Please note that your disclosure should include a discussion of all material differences between the rights of Florida Rock stockholders and Holdco stockholders. Revise your disclosure accordingly. Refer to Item 4 of Form S-4.

Vulcan Materials Company

Form 10-K for the Fiscal Year End December 31, 2006

Legal Proceedings, page 10

25.   We note your disclosure here and on page 66 that you have not accrued any amounts related to the compensatory damages verdict in the city of Modesto claim because you believe your "share of the compensatory damages after setoffs from other settlements will not be material to [y]our consolidated financial statements." Please tell us what setoffs you are referencing and confirm, if true, that you have the legal right of setoff or otherwise advise.

Consolidated Statements of Cash Flows, page 42

26.   We note your adjustments within operating activities for the increase/decrease in assets and liabilities before initial effects of business acquisitions and dispositions. Please tell us how your presentation considers the adjustments to reconcile net earnings to net cash provided by operating activities for the effects of your business subsequent to your acquisitions and dispositions.

Note 1 Summary of Significant Accounting Polices, page 44

Capitalization of Quarrying Costs, page 46

27.   We note your disclosure that "Certain large-scale projects, such as an opening to underground quarrying or a large overburden removal project for a new pit that uncover multiple years of reserves at normal production rates, may be subject to capitalization." Please expand your disclosure to explain the nature of these costs and identify the criteria that must be met for capitalization. Please reference the specific guidance that supports your accounting methodology.

Note 17 Asset Retirement Obligations, page 69

28.   Please tell us and expand your disclosure to explain the facts and circumstances surrounding the significant revisions to your asset retirement obligation during the

periods presented.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Consolidated Balance Sheets, page 3

29.   Please expand your Shareholders' equity line item to fully comply with Rule 10-01(a)(2) of Regulation S-X, which allows the condensed interim statements to include only major captions (i.e. numbered captions) prescribed by the applicable sections of Rule 5-02 Regulation S-X. Please note that the numbered captions include Common stock and other stockholders' equity, including additional paid-in capital, other additional capital, and retained earnings.

Engineering Comments

Properties, page 6

30.   Please indicate within your aggregate production facilities location map, the operating divisions as referenced in you reserves table.

31.   Proven and probable reserves are disclosed your Grand Rivers, McCook, and Sactun properties. Please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7.   This includes:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoffs used for each category of reserve and resource

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating "reserves"

- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Goeken at (202) 551-3721 or, in her absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Anne Parker, Branch Chief, at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn
    A. Parker
    J. Goeken
    K. Calder
    G. Schuler

    via facsimile
    Thomas A. Roberts, Esq. and Raymond O. Gietz, Esq.
    Weil, Gotshal & Manges LLP
    (212) 310-6717